[redacted]

08052354

NO ACT

DC
PE
7-17-08

Act: 1934
Section: 12(H)
Rule:
Public Availability: 7/28/2008

Received SEC
JUL 28 2008
Washington, DC 20549

July 28, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Liberty Lane Acquisition Corp.
Incoming letter dated July 17, 2008

Based on the facts presented, it is the Division's view that the effectiveness of Liberty Lane Acquisition's registration statement on Form S-1 during the fiscal year ending December 31, 2008 would not preclude Liberty Lane Acquisition from utilizing Rule 12h-3 under the Securities Exchange Act of 1934. In reaching this position, we particularly note that no securities were sold pursuant to the registration statement and Liberty Lane Acquisition has withdrawn the registration statement pursuant to Rule 477 under the Securities Act of 1933.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Jeffrey S. Cohan
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3010

July 28, 2008

Adam Waitman
Skadden Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036-6522

RE: Liberty Lane Acquisition Corporation

Dear Mr. Waitman:

In regard to your letter of July 17, 2008, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram, Deputy
Office of Chief Counsel

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
FOUR TIMES SQUARE
NEW YORK 10036-6522

(212) 735-3000
FAX: (212) 735-2000
http://www.skadden.com

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Securities Exchange Act of 1934,
Sections 15(d) and 12(h) and Rule 12h-3

July 17, 2008

Via Hand Delivery
Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Liberty Lane Acquisition Corp.
Commission File Nos. 333-149886 and 001-34071

Ladies and Gentlemen:

On behalf of Liberty Lane Acquisition Corp., a Delaware corporation (the "Company"), we hereby request that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") confirm that it concurs with the Company's view that the effectiveness of the Company's S-1 Registration Statement (defined below) during the fiscal year ending December 31, 2008 would not preclude the Company from utilizing Rule 12h-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder, thereby suspending the Company's duty to file with the Commission the periodic reports otherwise required by Sections 15(d) and 13 of the Exchange Act with respect to the fiscal year in which the S-1 Registration Statement became effective (*i.e.*, the fiscal year ending December 31, 2008). Alternatively, we request an exemption for the Company from the requirement to file such reports pursuant to Section 12(h) of the Exchange Act. As discussed with the Staff, this request supersedes and replaces the Company's prior requests submitted by letters dated June 18, 2008 and July 1, 2008.

I. Factual Background

The Company was formed on March 7, 2008, for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more operating businesses. The Company intended to complete an initial public offering and use the proceeds therefrom to effect such transaction and fund related operations. On March 25, 2008, pursuant to the Securities Act of 1933, as amended (the "Securities Act"), the Company filed a registration statement on Form S-1 (File No. 333-149886), as most recently amended on May 20, 2008 (the "S-1 Registration Statement"), which proposed an initial public offering of up to 40,250,000 units of the Company (the "Units"), with each Unit comprised of (i) one share of the Company's common stock, par value $0.001 per share (the "Common Stock") and (ii) one half (1/2) of one warrant to purchase one share of Common Stock (the "Warrants," and together with the Units and Common Stock, the "Securities"). On May 16, 2008, pursuant to the Exchange Act, the Company filed a registration statement on Form 8-A (File No. 001-34071) (the "8-A Registration Statement" and, together with the S-1 Registration Statement, the "Registration Statements"), registering the Securities under Section 12(b) of the Exchange Act. Thereafter, The NASDAQ Stock Market LLC (the "NASDAQ") certified to the Commission that the Securities had been approved for listing on the NASDAQ upon notice of issuance.

Both Registration Statements were declared effective on May 22, 2008. However, the Company, in consultation with Goldman, Sachs & Co., the sole underwriter of the initial public offering, decided not to proceed with the initial public offering due to market conditions and issued a press release to that effect on May 28, 2008. Since that decision, the Company has not taken any further action with respect to recommencing the offering, and, on May 30, 2008, the Company filed with the Commission a letter requesting withdrawal of the S-1 Registration Statement pursuant to Rule 477 under the Securities Act. On June 17, 2008, the Staff notified this firm, on behalf of the Company, that the Commission had no objections to the withdrawal request and that, accordingly, the request was deemed granted as of the filing date. No Securities were issued pursuant to the S-1 Registration Statement. Because the 8-A Registration Statement was declared effective, however, the Securities are registered under Section 12(b) of the Exchange Act even though the Securities did not commence trading on NASDAQ.

As disclosed in the S-1 Registration Statement, the Company has a total of four stockholders of record. There are currently outstanding 2,838,000 shares of Common Stock, of which 2,795,430 shares are owned by Liberty Lane Funding LLC, the Company's sponsor, and of which 14,190 shares are owned by each of the Company's three non-employee directors or entities controlled by them. Liberty Lane Funding LLC also owns warrants to purchase 8,703,000 shares of Common Stock. No other securities of the Company are outstanding. Each of the current holders acquired its securities prior to the filing of the S-1 Registration Statement pursuant to an exemption from registration under the Securities Act. To date, the Company has not engaged in any business operations, other than organizational activities and activities related to the proposed initial public offering and related withdrawal and deregistration, and the Company does not currently expect to engage in other business operations.

On June 17, 2008, the Company informed the NASDAQ of its intention to file with the Commission a notification of removal from registration under Section 12(b) of the Exchange Act on Form 25 and issued a press release indicating such intention. The Company filed the related Form 25 with the Commission on June 27, 2008, in accordance with Section 12(d) of the Exchange Act and Rule 12d2-2 thereunder. The suspension of the Company's obligation to file reports under Section 13(a) of the Exchange Act solely because of the registration of the Securities under Section 12(b) became effective 10 days after such filing, and the removal of the registration of the Securities under Section 12(b) of the Exchange Act will become effective 90 days after such filing, thereby relieving the Company from continued compliance with the reporting requirements under Section 12 of the Exchange Act. As a result of the effectiveness of the Registration Statements on May 22, 2008, the Company had an obligation to file a quarterly report on Form 10-Q with respect to the quarter ended March 31, 2008 (the "Form 10-Q") within 45 days of effectiveness, or July 6, 2008. The Company filed such quarterly report on July 3, 2008, in accordance with Rule 13a-13 under the Exchange Act.

Regardless of the termination of its Exchange Act reporting obligations under Section 12, the Company would continue to be subject to the reporting obligations imposed under Section 15(d) of the Exchange Act. Section 15(d) provides that the periodic reporting requirements of Section 13 are applicable to any issuer that files a registration statement that becomes effective under the Securities Act. Although Exchange Act Rule 12h-3 grants an automatic suspension from these requirements for any issuer that has filed a Form 15 which certifies, pursuant to Rule 12h-3(b)(1)(i), that it has a class of securities held of record by less than 300 persons, subsection (c) of Rule 12h-3 makes the suspension inapplicable to any fiscal year in which a registration statement under the Securities Act became effective.

As discussed above, all of the Company's issued and outstanding securities are held of record by only four holders. The Company intends to file a Form 15 on or before the date on which the Company's next periodic report would be due pursuant to the Exchange Act following the filing of the Form 10-Q. The Company will certify pursuant to the Form 15 that the Securities are held of record by less than 300 persons, and the Company represents that as of the date hereof, the Company has filed, and as of the date the Form 15 is filed, the Company will have filed, all reports required by Section 13(a) of the Exchange Act. However, Rule 12h-3(c) precludes the Company from utilizing Rule 12h-3(b)(1)(i) to suspend its reporting requirements under Section 15(d) of the Exchange Act with respect to the current fiscal year. Therefore, for the reasons discussed below, the Company hereby requests that the Staff of the Commission confirm that it concurs with the Company's view that the effectiveness of the Company's S-1 Registration Statement during the fiscal year ending December 31, 2008 would not preclude the Company from utilizing Rule 12h-3 under the Exchange Act, thereby suspending the Company's duty to file with the Commission the periodic reports otherwise required by Sections 15(d) and 13 of the Exchange Act with respect to the fiscal year in which the S-1 Registration Statement became effective (*i.e.*, the fiscal year ending December 31, 2008). Alternatively, the Company requests an exemption from the requirement to file such reports pursuant to Section 12(h) of the Exchange Act.

II. Discussion

We respectfully submit that Section 15(d) of the Exchange Act and Rule 12h-3(c) thereunder should not be interpreted in a manner that would require the Company to file any additional Section 13(a) periodic reports merely because the S-1 Registration Statement was filed and became effective during 2008.

The Commission has stated that "the purpose of [periodic reporting under] Section 15(d) is to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply." *Exchange Act Release No. 34-20263* (Oct. 5, 1983) (the "Release"). In the Release, the Commission stated that the Rule 12h-3(c) limitation with respect to the fiscal year in which a registration statement under the Securities Act becomes effective "is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering." *Id.*

Here, although the S-1 Registration Statement was declared effective, the Company's initial public offering was not consummated and the Staff granted the Company's request to withdraw the S-1 Registration Statement pursuant to Rule 477 under the Securities Act as of May 30, 2008. No securities of the Company were sold to the public pursuant to the S-1 Registration Statement; there are no public stockholders of the Company; and the Company does not conduct any significant business operations. Therefore, because the Company has no "investing public" to which information about its activities through the end of fiscal year 2008 should be made available, and no substantive business activities on which to report, the policy rationale behind Rule 12h-3(c)'s limitation upon the use of Form 15 for a class of securities for any fiscal year in which a registration statement relating to that class becomes effective under the Securities Act is not applicable.

The Commission further stated in the Release that, "Congress recognized, with respect to Section 15(d), that the benefits of periodic reporting by an issuer might not always be commensurate with the burdens imposed..." *Id.* In the Company's case, the burdens imposed by the application of Rule 12h-3(c) clearly outweigh any benefits. The Company has no meaningful operations, but the preparation and filing of periodic reports would impose a substantial financial burden on the Company and would involve significant management efforts. Because the Company has no public stockholders, no purchasers in a registered public offering and no significant business operations, the investing public would derive no benefit from requiring the Company to commence filing periodic reports required by Section 13 of the Exchange Act.

The Staff has recognized in a number of situations similar to the Company's, where no securities were sold pursuant to an effective registration statement and the issuer withdrew its registration statement pursuant to Rule 477 under the Securities Act, that the application of Rule 12h-3(c) is not always justified by public policy considerations and, accordingly, has taken a no-action position such as that requested herein. See, e.g., *Wintegra, Inc.* (Aug. 11, 2006); *Chevron Corp.* (Oct. 25, 2005); ATX Group, Inc. (Oct. 15, 2004); *Engenio Information Technologies, Inc.* (Sep. 13, 2004); *NOMOS Corporation* (Nov. 12, 2002); *Medco*

Health Solutions, Inc. (Aug. 13, 2002); *NeoGenesis Pharmaceuticals, Inc.* (Apr. 1, 2002); *OMP, Inc.* (Apr. 2, 2001); *Enfinity Corporation* (Nov. 30, 1998); and *Coral Systems, Inc.* (Mar. 31, 1997). Therefore, the Company hereby requests that the Staff of the Commission confirm that it concurs with the Company's view that the effectiveness of the Company's S-1 Registration Statement during the fiscal year ending December 31, 2008 would not preclude the Company from utilizing Rule 12h-3 under the Exchange Act, thereby suspending the Company's duty to file with the Commission the periodic reports otherwise required by Sections 15(d) and 13 of the Exchange Act with respect to the fiscal year in which the S-1 Registration Statement became effective (*i.e.*, the fiscal year ending December 31, 2008). Alternatively, the Company requests an exemption from the requirement to file such reports pursuant to Section 12(h) of the Exchange Act.

III. Conclusion

The Staff has recognized that, with respect to Section 15(d) of the Exchange Act, the benefits to the investing public of periodic reporting by an issuer may not be justified in light of the burdens imposed. In the Company's case, the investing public derives no benefit from requiring the Company to file periodic reports required by Section 13(a) of the Exchange Act because the Company's sponsor and its three non-employee directors are the Company's only four stockholders, there have been no purchasers in a registered public offering and the Company conducts no meaningful business operations. Moreover, the burden of imposing Exchange Act reporting obligations on the Company would be substantial.

In light of the foregoing, we request, on behalf of the Company, that the Staff of the Commission confirm that it concurs with the Company's view that the effectiveness of the Company's S-1 Registration Statement during the fiscal year ending December 31, 2008 would not preclude the Company from utilizing Rule 12h-3 under the Exchange Act, thereby suspending the Company's duty to file with the Commission the periodic reports otherwise required by Sections 15(d) and 13 of the Exchange Act with respect to the fiscal year in which the S-1 Registration Statement became effective (*i.e.*, the fiscal year ending December 31, 2008). Alternatively, the Company requests an exemption from the requirement to file such reports pursuant to Section 12(h) of the Exchange Act.

If you have any questions with respect to this request or require additional information, please do not hesitate to call the undersigned at (212) 735-2896. If you disagree with the views expressed in this letter, we would appreciate the opportunity to discuss this matter before a written response is provided. In accordance with Release No. 33-6269 (Dec. 5, 1980), we have enclosed seven additional copies of this letter. We would appreciate if you would acknowledge receipt of this letter by date stamping the extra enclosed copy of this letter and returning it to the undersigned in the enclosed, self-addressed stamped envelope.

Very truly yours,

Adam G. Waitman /M.o./

Adam G. Waitman

cc: Kevin P. Clark, Liberty Lane Acquisition Corp.

END